EXHIBIT 3.1

ARTICLES OF AMENDMENT

TO

ARTICLES OF INCORPORATION

OF

IVAX CORPORATION

The Articles of Incorporation of IVAX CORPORATION, a Florida corporation (the “Corporation”), are amended effective as of August 24, 2004, pursuant to the provisions of Section 607.1006 of the Florida Statutes, as follows:

Article III of the Articles of Incorporation of the Corporation is hereby deleted in its entirety and replaced with the following:

ARTICLE III – CAPITAL STOCK

The aggregate number of shares which the Corporation shall have Authority to issue is Five Hundred Forty-Six Million, Eight Hundred Seventy-Five Thousand (546,875,000) shares of Common Stock, par value $0.10 per share.

This amendment was duly adopted by the Board of Directors of the Corporation at a meeting held on July 15, 2004 and does not require Shareholder approval as such increase is in connection with a 5 for 4 Stock Split, also approved on July 15, 2004, to be effective as of the payment date for the foregoing Stock Split, which is August 24, 2004.

IVAX CORPORATION

By:	/s/ Neil Flanzraich
Neil Flanzraich,
Vice Chairman, President and
Director

By:	/s/ Steven D. Rubin
Steven D. Rubin
Senior Vice President, Secretary and
General Counsel